Filed Pursuant to Rule 433 under the Securities Act of 1933
Free Writing Prospectus dated August 5, 2020
Relating to Preliminary Prospectus dated July 28, 2020
Registration Statement No. 333-239726
Rocket Companies, Inc.
This free writing prospectus relates to the initial public offering of shares of Class A common stock, par value $0.0001, of Rocket Companies, Inc. (the “Company” or the “issuer”) and should be read together with the preliminary prospectus dated July 28, 2020 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-239726) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.
Public offering price (per share):	$18.00

Class A common stock offered by the Company	100,000,000 shares (or 115,000,000 shares, if the underwriters exercise their option to purchase additional shares in full).

Class A common stock to be outstanding immediately after this offering
100,372,565 shares (or 115,372,565 shares if the underwriters exercise their option to purchase additional shares in full).

If, immediately after this offering and the application of the net proceeds from this offering, RHI and Dan Gilbert were to elect to exchange all their Holdings Units and corresponding shares of Class D common stock for shares of our Class B common stock and any such shares of our Class B common stock were then converted into shares of Class A common stock, 1,983,639,132 shares of our Class A common stock would be outstanding (5.0% of which would be owned by non-affiliates of the Company) (or 1,983,639,132 shares (5.8% of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full).

Class D common stock to be outstanding immediately after this offering	1,883,266,567 shares

Use of Proceeds
We estimate that our net proceeds from this offering will be approximately $1,759.5 million (or approximately $2,023.4 million if the underwriters exercise their option to purchase additional shares), after deducting underwriting discounts and commissions.

We intend to use the entire aggregate amount of the net proceeds from this offering to acquire a number of Holdings Units and shares of Class D common stock from RHI equal to the amount of such net proceeds divided by the price paid by the underwriters for shares of our Class A common stock in this offering (100,000,000 Holdings Units or, if the underwriters exercise their option to purchase additional shares in full, 115,000,000 Holdings Units). We do not intend to use any proceeds from this offering to acquire directly any Holdings Units and shares of Class D common stock from Dan Gilbert.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $14.7 million. All of such offering expenses will be paid for or otherwise borne by Holdings.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2020
As a result of the updates provided in this Free Writing Prospectus, the Offering Adjustments for the line items Deferred Tax Assets and TRA Liability are expected to materially decrease, and the line item Noncontrolling interest is expected to increase.

Ownership structure after this offering
Upon completion of the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming the underwriters do not exercise their option to purchase additional shares):

•	RHI will hold an aggregate of 1,882,164,752 shares of our Class D common stock and Holdings Units;

•	Dan Gilbert will hold (A) an aggregate of 1,101,815 shares of our Class D common stock and Holdings Units, and (B) 28,334 shares of our Class A common stock;

•	the Gilbert Affiliates will collectively hold 344,231 shares of our Class A common stock; and

•	our public stockholders will collectively hold 100,000,000 shares of our Class A common stock.

Equity Awards in connection with the offering
As disclosed in the preliminary prospectus, the Company expected to issue restricted stock units and options based on an aggregate grant value.  As a result of the final price to public, the Company expects to issue approximately (a) 16,733,433 restricted stock units and (b) stock options to purchase 26,349,232 shares of Class A common stock granted in connection with the offering, under the 2020 Omnibus Incentive Plan.

* * *
To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/1805284/000104746920004269/a2242102zs-1a.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:
•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-212-902-1171, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com;
•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014;
•
Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com;

•	J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204, or by emailing at prospectus-eq_fi@jpmchase.com;
•	RBC Capital Markets LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com.